                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below: United Rentals, Inc. 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

                              REQUIRED INFORMATION

                   United Rentals, Inc. 401(k) Investment Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                           December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors ............................................... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits .............................. 2
Statements of Changes in Net Assets Available for Benefits ................... 3
Notes to Financial Statements ................................................ 4

Supplemental Schedule

Schedule H, Line 4 (i)--Schedule of Assets (Held at End of Year) ............. 9

                         Report of Independent Auditors

To Participants and Administrator of
United Rentals, Inc. 401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP

June 25, 2002

                   United Rentals, Inc. 401(k) Investment Plan

                 Statements of Net Assets Available for Benefits

                                                             December 31
                                                       2001              2000
                                                 ------------------------------------
Assets:
   Cash                                            $       4,943  $           599
   Investments, at fair value:
    T. Rowe Price Equity Index Trust                   9,950,897        9,401,243
    T. Rowe Price Tradelink Investments                   57,327           39,925
    United Rentals, Inc. Common Stock                  8,370,205        4,469,690
    Mutual Funds:
       T. Rowe Price Spectrum Bond Income Fund         4,212,799        3,272,995
       T. Rowe Price Balanced Fund                     1,160,855          647,140
       T. Rowe Price Blue Chip Growth Fund             5,600,185        4,229,716
       T. Rowe Price Growth and Income Fund            1,529,057          686,385
       T. Rowe Price International Stock Fund          3,104,652        3,125,539
       T. Rowe Price New Horizons Fund                 6,240,989        4,863,496
       T. Rowe Price Prime Reserve Fund               13,092,869        9,666,912
       T. Rowe Price Science & Technology Fund         2,196,409        1,684,928
       T. Rowe Price Value Fund                        6,444,838        4,268,483
                                                 ------------------------------------
    Total mutual funds                                43,582,653       32,445,594

    Participant loans                                  2,834,335        1,593,192

    Contribution receivables:
     Participants                                        189,898          356,559
     Company                                              71,294          102,623
                                                 ------------------------------------
    Total receivables                                    261,192          459,182
                                                 ------------------------------------

Net assets available for benefits                    $65,061,552      $48,409,425
                                                 ====================================


See accompanying notes.

                   United Rentals, Inc. 401(k) Investment Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                  Year ended December 31
                                                                 2001                2000
                                                         ------------------------------------------
Additions
 Contributions:
  Participants                                                 $17,096,518         $17,525,149
  Company                                                        4,871,949           5,789,089
  Rollovers                                                      2,257,959           7,591,318

 Investment income:
  Interest and dividend income                                   1,471,205           2,089,956
  Net depreciation in fair value of investments                   (735,907)         (6,237,847)
                                                         ------------------------------------------
                                                                24,961,724          26,757,665

Deductions
 Benefits paid directly to participants                          8,264,659           4,041,879
 Other, net                                                         44,938              78,324
                                                         ------------------------------------------
 Net increase                                                   16,652,127          22,637,462

 Net assets available for benefits, beginning of year           48,409,425          25,771,963
                                                         ------------------------------------------
 Net assets available for benefits, end of year                $65,061,552         $48,409,425
                                                         ==========================================



See accompanying notes.

                  United Rentals, Inc. 401(k) Investment Plan

                         Notes to Financial Statements

                               December 31, 2001




1.  Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the "Company"). All employees of the Company were eligible to participate in the Plan on the first day of the month following completion of six months of employment through March 1, 2001 (provided they have reached the minimum age of 21 years). Effective March 1, 2001, the Plan was amended so that all employees are eligible to participate in the Plan following completion of twelve months of employment (provided they have reached the minimum age of 21 years). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their annual wages paid by the Company, limited to $10,500 per annum in 2001 and 2000, respectively. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan, which is determined annually by the Board of Directors of the Company. During the years ended December 31, 2001 and 2000, the Company contributed 50% of the first 6% of each participant's compensation up to a maximum contribution of $1,500.

Participant Accounts

Each participant account is credited with the participant's contribution, the Company's discretionary contribution, if any, and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

                  United Rentals, Inc. 401(k) Investment Plan

1.  Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $703,135 for 2001 and $404,662 for 2000, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan's investment options. From January 1 to April 30, 2000 all investment options were through the Plan's trustee, Merrill Lynch and Company. Effective May 1, 2000, the Plan changed its trustee to T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Interest rates range from 7.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

                  United Rentals, Inc. 401(k) Investment Plan

1.  Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

Administrative Expenses

Substantially all of the Plan's administrative expenses are paid by the Company. All investment related expenses are charged directly to the participants' accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                  United Rentals, Inc. 401(k) Investment Plan

4.  Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                       December 31
                                                                 2001              2000
                                                           ------------------------------------
T. Rowe Price Equity Index Trust                               $  9,950,897       $9,401,243
T. Rowe Price Spectrum Bond Income Fund                           4,212,799        3,272,995
T. Rowe Price Blue Chip Growth Fund                               5,600,185        4,229,716
T. Rowe Price International Stock Fund                                    -        3,125,539
T. Rowe Price New Horizons Fund                                   6,240,989        4,863,496
T. Rowe Price Prime Reserve Fund                                 13,092,869        9,666,912
T. Rowe Price Value Fund                                          6,444,838        4,268,483
United Rentals, Inc. Common Stock                                 8,370,205        4,469,690

For the year ended December 31, 2001, net appreciation (depreciation) by investment was as follows:

T. Rowe Price Equity Index Trust                                            $  (978,997)
T. Rowe Price Value Fund                                                       (137,890)
T. Rowe Price International Stock Fund                                         (708,817)
T. Rowe Price New Horizons Fund                                                 (63,463)
T. Rowe Price Growth and Income Fund                                            (45,423)
T. Rowe Price Science and Technology Fund                                      (707,203)
T. Rowe Price Balanced Fund                                                     (59,154)
T. Rowe Price Spectrum Bond Income Fund                                         (64,673)
T. Rowe Price Blue Chip Growth                                                 (485,567)
United Rentals, Inc. Common Stock                                             2,515,280
                                                                       ------------------
                                                                            $  (735,907)
                                                                       ==================

For the year ended December 31, 2000, T. Rowe Price Trust Company, the Plan's trustee, was unable to provide net appreciation (depreciation) by investment type.

                   United Rentals, Inc. 401(k) Investment Plan

                                 EIN: 06-1493538
                                   Plan #: 001

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                    Description of Investment,
      Identity of Issue, Borrower,                Including Maturity Date, Rate               Shares/          Current
        Lessor or Similar Party                 of Interest, Par or Maturity Value             Units            Value
----------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Trust Company*            Spectrum Bond Income Fund                             397,434         $  4,212,799
                                        Balanced Fund                                          66,373            1,160,855
                                        Blue Chip Growth Fund                                 193,310            5,600,185
                                        Growth and Income Fund                                 67,005            1,529,057
                                        International Stock Fund                              282,498            3,104,652
                                        New Horizons Fund                                     275,784            6,240,989
                                        Prime Reserve Fund                                 13,092,869           13,092,869
                                        Science & Technology Fund                             104,901            2,196,409
                                        Value Fund                                            341,358            6,444,838
                                        Equity Index Trust                                    322,767            9,950,897
                                        T. Rowe Price Tradelink Investments
                                         (see detail of investments in the Tradelink
                                         Investments on page 9)                                                     57,327
                                        United Rentals, Inc. Common Stock*                    368,731            8,370,205
                                                                                                          ------------------
                                                                                                                61,961,082

Participant loans*                      Interest rates range from 7.00% to 10.5%;
                                         maturities range from 5 to 10 years                                     2,834,335
                                                                                                          ------------------
                                                                                                               $64,795,417
                                                                                                          ==================


* Indicates party-in-interest to the Plan.

Note: The "cost" column is not applicable because all of the Plan's investment options are participant directed.

                   United Rentals, Inc. 401(k) Investment Plan

                                 EIN: 06-1493538
                                   Plan #: 001

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2001

                                                   Description of Investment,
      Identity of Issue, Borrower,                Including Maturity Date, Rate               Shares/          Current
        Lessor or Similar Party                 of Interest, Par or Maturity Value             Units            Value
--------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Trust Company*            Tradelink Investments:
                                          Stocks:
                                            AT&T Corp.                                          201           $  3,650
                                            AT&T Wireless Services                               64                920
                                            Ames Department Stores, Inc.                        200                 48
                                            Bradley Pharmaceuticals, Inc.                       100              2,069
                                            Cisco Systems, Inc.                                  52                942
                                            Cooper Industries                                    50              1,746
                                            DSL.Net, Inc.                                     2,000              2,440
                                            JDS Uniphase Corp.                                   75                650
                                            Lockheed Martin Corp.                                 9                420
                                            Lucent Technologies, Inc.                            50                316
                                            Mercator Software Ltd.                              200              1,672
                                            Nortel Networks Corp.                                75                560
                                            Oak Technology, Inc.                                150              2,063
                                            PetroQuest Energy, Inc.                             260              1,383
                                            Priceline.com, Inc.                                 200              1,166
                                            Sonus Pharmaceuticals, Inc.                          91                735
                                            Syms Corp.                                          500              2,840
                                            Target Corp.                                         68              2,804
                                            21st Century                                     10,000                280
                                            United-Guardian, Inc.                               200              1,040
                                            Weblink Wireless, Inc.                              100                  5
                                          Mutual Funds:
                                            Credit Suisse (formerly Warburg Pincus)
                                                                                                178              3,188
                                            Gabelli Growth Fund                                 180              5,167
                                            Oakmark Select Fund                                 126              3,440
                                            T. Rowe Price Prime Reserve Fund                 17,783             17,783
                                                                                                        ------------------
                                                                                                               $57,327
                                                                                                        ==================

* Indicates party-in-interest to the Plan.

                                    EXHIBITS

23       Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            United Rentals, Inc. 401(k)
                                            Investment Plan

Date:  June 27, 2002                        By: /s/ MICHAEL J. NOLAN
     ---------------------                      --------------------------
                                            Name: Michael J. Nolan
                                            Title: Chief Financial Officer